November 7, 2024

Johannes Ejnar Pitzner
Director
JE Pitzner Holding ApS
Pilevej 4
DK-4180 Sor
Denmark

       Re: JE Pitzner Holding ApS
           Nordicus Partners Corporation
           Schedule 13D/A Filed by JE Pitzner Holding ApS
           Filed November 5, 2024
           File No. 005-48655
Dear Johannes Ejnar Pitzner:

       We have conducted a limited review of the above-captioned filing and have the following comment.

        Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comment applies to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

       After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

Schedule 13D/A Filed November 5, 2024
General

1. We have reviewed your response to prior comment two in our letter dated September
       23, 2024. We note that the revised disclosure offered in response to
Item 2 of
       Schedule 13D indicates that "[t]he sole owner and officer of the Reporting Person is
       Johannes Ejnar Pitzner." Please advise us, with a view toward revised disclosure, why you, Mr. Pitzner, were not identified as a beneficial owner on the cover page within this filing or a filing made independent of this one. Refer to Rule 13d-3(a) of
       Regulation 13D-G, which rule provision makes clear that a beneficial owner includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting or investment power over a class of equity security specified in Rule 13d-1(i)(1).
 November 7, 2024
Page 2

        We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Nicholas Panos at
202-551-3266.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions